The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION      January 11, 2007

Preliminary Pricing Supplement, dated January 11, 2007
(To the Prospectus dated January 5, 2007; Prospectus
Supplement dated January 5, 2007; and Product Prospectus
Supplement dated January 11, 2007)

--------------------------------------------------------------------------------

[RBC LOGO]                          $[o]
                      Reverse Convertible Notes due January 31, 2008
              Linked to the Common Stock of a Single Reference Stock Issuer
                        Senior Global Medium-Term Notes, Series C

--------------------------------------------------------------------------------

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement dated January 11, 2007 and the prospectus supplement dated January 5, 2007.

General: This preliminary pricing supplement relates to four (4) separate Reverse Convertible Notes ("RevCons") offerings. Each RevCon Offering is a separate offering of Notes linked to one, and only one, Reference Stock. All of the Notes offered hereby are collectively referred to as the "Notes". If you wish to participate in more than one RevCon offering, you must separately purchase the applicable Notes. The Notes offered hereby do not represent Notes linked to a basket of some or all of the Reference Stocks.

Issuer:                        Royal Bank of Canada ("Royal Bank")

Pricing Date:                  January 26, 2007

Issuance Date:                 January 31, 2007

Valuation Date:                January 28, 2008

Maturity Date:                 January 31, 2008

Deposit Currency               U.S. Dollars

Denominations:                 Minimum denomination of $1,000, and integral
                               multiples of $1,000 thereafter.

Reference Stocks:               RevCon      Principal     Ticker    Coupon     Barrier      Reference          CUSIP
                                ------      ---------     ------    ------     -------      ---------          -----
                               Offering      Amount                  Rate       Price        Stock
                               --------      ------                  ----       -----        -----
                                 No.
                                 ---
                                  1           $[o]         HPQ         9%         80%       Hewlett-         78008ECT2
                                                                                            Packard
                                                                                            Company
                                  2           $[o]         INTC       10%         80%       Intel            78008ECU9
                                                                                            Corporation
                                  3           $[o]         AA          9%         80%       Alcoa Inc.       78008ECV7
                                  4           $[o]         CAT         9%         80%       Caterpillar      78008ECW5
                                                                                            Inc.

Coupon Payment Dates:          April 30, 2007, July 31, 2007, October 31, 2007
                               and January 31, 2008

Term:                          Twelve (12) months

Initial Share Price:           The closing price of the Reference Stock on the
                               Pricing Date

Final Share Price:             The closing price of the Reference Stock on the
                               Valuation Date

Payment at Maturity (if        For each $1,000 principal amount of the Notes,
held to maturity):             the investor will receive $1,000 plus any accrued
                               and unpaid interest at maturity unless:

                               (i) the Final Stock Price is less than the Initial Stock Price; and

                               (ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the "Barrier Price", which is 80% of the Initial Share Price.

                               If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value thereof. If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

                               Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:             From and excluding the Pricing Date to and
                               including the Valuation Date

Monitoring Method:             Close of Trading Day

Physical Delivery              For each $1,000 principal amount, a number of
Amount:                        shares of the Reference Stock equal to the
                               principal amount divided by the Initial Share
                               Price. If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Secondary Market:              RBC Capital Markets Corporation (or one of its
                               affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the principal amount of such Notes.

Calculation Agent:             The Bank of New York

Listing:                       None

Settlement:                    DTC; global notes

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated January 5, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated January 11, 2007 and "Selected Risk Considerations" beginning on page P-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                           Proceeds to Royal Bank of
                                    Price to Public              Agent's Commission                 Canada
                                    ---------------              ------------------                 ------
Per Note                                  100%                        [2.00]%                      [98.00]%
Total                                     $[o]                         $[o]                         $[o]

                         RBC Capital Markets Corporation

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.



                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated January 5, 2007 and the product prospectus supplement dated January 11, 2007, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated January 5, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated January 11, 2007, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000027/
     o34325e424b3.htm

o    Product Prospectus Supplement dated January 11, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907000038/
     s11171suppl.htm

Our SEC file number is 333-139359. As used in this preliminary pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.



Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date. We cannot predict the Reference Stock performance.

The table below illustrates the payment at maturity assuming an initial investment of $1,000 if the Final Share Price (as a percentage of the Initial Share Price) were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does not close below the Barrier Price on any day during the Monitoring Period. The third column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price does close below the Barrier Price on any day during the Monitoring Period. The fourth column shows the hypothetical Physical Delivery Amount assuming an Initial Share Price of $10 (as a number of shares of the Reference Stock). The fifth column shows the hypothetical Cash Delivery Amount (as a percentage of the Initial Share Price), should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

The prices in the left column represent hypothetical Final Share Prices and are expressed as percentages of the Initial Share Price. The amounts in the second and third columns represent the hypothetical payments at maturity, based on the corresponding hypothetical Final Share Prices.

                                   If the closing market    If the closing market
                                        price of the            price of the
                                      Reference Stock       Reference Stock falls
                                    does not fall below       below the Barrier
                                    the Barrier Price on       Price on any day     Hypothetical
                                     any day during the         during the            Physical
                                     Monitoring Period:      Monitoring Period:       Delivery        Hypothetical
                                                                                      Amount as       Cash Delivery
                                   Hypothetical Payment     Hypothetical Payment      Number of         Amount as
       Hypothetical Final             at Maturity as           at Maturity as       Shares of the     Percentage of
  Share Price as Percentage of         Percentage of            Percentage of          Reference      Initial Share
      Initial Share Price            Principal Amount         Principal Amount           Stock            Price
      -------------------            ----------------         ----------------           -----            -----
            200.00%                       100.00%                  100.00%                n/a              n/a
            175.00%                       100.00%                  100.00%                n/a              n/a
            150.00%                       100.00%                  100.00%                n/a              n/a
            125.00%                       100.00%                  100.00%                n/a              n/a
            100.00%                       100.00%                  100.00%                n/a              n/a
             95.00%                       100.00%             Physical or Cash            10              95.00%
                                                              Delivery Amount
             90.00%                       100.00%             Physical or Cash            10              90.00%
                                                              Delivery Amount
             85.00%                       100.00%             Physical or Cash            10              85.00%
                                                              Delivery Amount
             80.00%                       100.00%             Physical or Cash            10              80.00%
                                                              Delivery Amount
             79.50%                         n/a               Physical or Cash            10              79.50%
                                                              Delivery Amount
             50.00%                         n/a               Physical or Cash            10              50.00%
                                                              Delivery Amount
             25.00%                         n/a               Physical or Cash            10              25.00%
                                                              Delivery Amount
             0.00%                          n/a               Physical or Cash            10              0.00%
                                                              Delivery Amount

The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock. Please read "Additional Risk Factors Specific to Your Notes" and "Hypothetical Returns on Your Notes" in the accompanying product prospectus supplement dated January 11, 2007.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor). The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under "Supplemental Discussion of Canadian Tax Consequences" and "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying product prospectus supplement dated January 11, 2007.



Selected Purchase Considerations

o Market Disruption Events and Adjustments -- The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement dated January 11, 2007. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Reverse Convertible Notes--Consequences of Market Disruption Events" in the product prospectus supplement dated January 11, 2007.

o Principal At Risk -- Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

o    Certain U.S. Federal Income Tax Considerations:

     o RevCon No. 1 (HPQ): [o]% of each stated interest payment will be treated as an interest payment and [o]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

     o RevCon No. 2 (INTC): [o]% of each stated interest payment will be treated as an interest payment and [o]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

     o RevCon No. 3 (AA): [o]% of each stated interest payment will be treated as an interest payment and [o]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

     o RevCon No. 4 (CAT): [o]% of each stated interest payment will be treated as an interest payment and [o]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

          For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 5, 2007, prospectus supplement dated January 5, 2007 and product prospectus supplement dated January 11, 2007.



Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated January 11, 2007. In addition to the risks described in the prospectus supplement dated January 5, 2007 and the product prospectus supplement dated January 11, 2007, you should consider the following:

o You May Lose Some or All of Your Principal Amount -- You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly. If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the principal amount of your Notes.

o Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity -- While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which RBC Capital Markets Corporation and other affiliates of Royal Bank of Canada will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.



Information Regarding the Issuers of the Reference Stocks

Each of the Reference Stocks is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the Reference Stocks may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each of the issuers of the Reference Stocks is derived from reports filed by these issuers with the SEC and other publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

     o Hewlett-Packard Company: The common stock of Hewlett-Packard Company is traded on the New York Stock Exchange under the symbol "HPQ". According to its publicly available documents, Hewlett-Packard Company is a HP is a leading global provider of products, technologies, software, solutions and services to individual consumers, small and medium sized businesses, and large enterprises, including the public and education sectors. Information filed with the SEC by Hewlett-Packard Company under the Exchange Act can be located by referencing its SEC file number: 001-04423.

     o Intel Corporation: The common stock of Intel Corporation is traded on The NASDAQ Stock Market under the symbol "INTC". According to its publicly available documents, Intel Corporation is a leading semiconductor chip maker, developing advanced integrated digital technology platforms for the computing and communications industries. Information filed with the SEC by Intel Corporation under the Exchange Act can be located by referencing its SEC file number: 000-06217.

     o Alcoa Inc.: The common stock of Alcoa Inc. is traded on the New York Stock Exchange under the symbol "AA". According to its publicly available documents, Alcoa Inc. is a leading producer of primary aluminum, fabricated aluminum, and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Information filed with the SEC by Alcoa Inc. under the Exchange Act can be located by referencing its SEC file number: 001-03610 .

     o Caterpillar Inc.: The common stock of Caterpillar Inc. is traded on the Chicago Stock Exchange, the New York Stock Exchange, and the Pacific Exchange, Inc., under the symbol "CAT". According to its publicly available documents, Caterpillar Inc.'s principal lines of business include the design, manufacture, marketing and sales of machinery and engines, as well as the provision of a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines, and other equipment and marine vessels. Information filed with the SEC by Caterpillar Inc. under the Exchange Act can be located by referencing its SEC file number: 001-00768.



Historical Information

The graphs beginning on the next page set forth the historical performance of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. In addition, below the graphs are tables setting forth the high intra-day, low intra-day and period-end closing prices of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. The information provided in these tables is for the four calendar quarters in each of 2003, 2004, 2005 and 2006, as well as for the period from January 1, 2007 through January 9, 2007.

The market prices of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. on January 9, 2007 were $42.20, $21.03, $28.52 and $60.62, respectively. We obtained the information regarding the market prices of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. on the Valuation Date. We cannot give you assurance that the performance of the common stock of Hewlett-Packard Company, Intel Corporation, Alcoa Inc. and Caterpillar Inc. will result in any return in addition to your initial investment.

                            Hewlett-Packard Co. (HPQ)
                                (Jan-97 - Jan-07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start           Period-End          Pricing of the           Pricing of the           the Underlying
       Date                  Date             Underlying Stock         Underlying Stock              Stock
       ----                  ----             ----------------         ----------------              -----
     1/1/2003             3/31/2003                21.20                   14.18                    15.55
     4/1/2003             6/30/2003                22.80                   15.20                    21.30
     7/1/2003             9/30/2003                23.90                   19.10                    19.36
    10/1/2003             12/31/2003               23.70                   19.42                    22.97

     1/1/2004             3/31/2004                26.28                   21.06                    22.84
     4/1/2004             6/30/2004                23.75                   19.21                    21.10
     7/1/2004             9/30/2004                20.86                   16.08                    18.75
    10/1/2004             12/31/2004               21.58                   17.59                    20.97

     1/1/2005             3/31/2005                22.26                   18.89                    21.94
     4/1/2005             6/30/2005                24.70                   19.81                    23.51
     7/1/2005             9/30/2005                29.51                   23.05                    29.20
    10/1/2005             12/30/2005               30.25                   25.53                    28.63

     1/1/2006             3/31/2006                34.52                   28.37                    32.90
     4/1/2006             6/30/2006                34.45                   29.00                    31.68
     7/1/2006             9/29/2006                37.25                   29.98                    36.69
    10/1/2006             12/29/2006               41.70                   36.70                    41.19

     1/1/2007              1/9/2007                42.39                   41.62                    42.20

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                            Intel Corporation (INTC)
                                (Jan-97 - Jan-07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start           Period-End          Pricing of the           Pricing of the           the Underlying
       Date                  Date             Underlying Stock         Underlying Stock              Stock
       ----                  ----             ----------------         ----------------              -----
     1/1/2003             3/31/2003                19.01                    14.88                   16.28
     4/1/2003             6/30/2003                22.92                    16.28                   20.81
     7/1/2003             9/30/2003                29.38                    20.51                   27.52
    10/1/2003             12/31/2003               34.51                    27.81                   32.05

     1/1/2004             3/31/2004                34.60                    26.03                   27.20
     4/1/2004             6/30/2004                29.01                    25.61                   27.60
     7/1/2004             9/30/2004                27.48                    19.64                   20.06
    10/1/2004             12/31/2004               24.99                    20.22                   23.39

     1/1/2005             3/31/2005                25.47                    21.89                   23.23
     4/1/2005             6/30/2005                28.00                    21.94                   26.02
     7/1/2005             9/30/2005                28.84                    23.80                   24.65
    10/1/2005             12/30/2005               27.49                    22.53                   24.96

     1/1/2006             3/31/2006                26.63                    19.31                   19.46
     4/1/2006             6/30/2006                20.27                    16.75                   19.00
     7/1/2006             9/29/2006                20.95                    16.84                   20.57
    10/1/2006             12/29/2006               22.50                    20.03                   20.25

     1/1/2007              1/9/2007                21.34                    20.35                   21.03

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                                 Alcoa Inc. (AA)
                                (Jan-97 - Jan-07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start           Period-End          Pricing of the           Pricing of the           the Underlying
       Date                  Date             Underlying Stock         Underlying Stock              Stock
       ----                  ----             ----------------         ----------------              -----
     1/1/2003             3/31/2003                24.75                    18.45                   19.38
     4/1/2003             6/30/2003                27.22                    18.86                   25.50
     7/1/2003             9/30/2003                29.50                    24.00                   26.16
    10/1/2003             12/31/2003               38.92                    26.27                   38.00

     1/1/2004             3/31/2004                39.44                    32.60                   34.69
     4/1/2004             6/30/2004                36.60                    28.51                   33.03
     7/1/2004             9/30/2004                33.70                    29.44                   33.59
    10/1/2004             12/31/2004               34.99                    30.63                   31.42

     1/1/2005             3/31/2005                32.29                    28.01                   30.39
     4/1/2005             6/30/2005                31.80                    25.91                   26.13
     7/1/2005             9/30/2005                29.98                    23.81                   24.42
    10/1/2005             12/30/2005               29.84                    22.28                   29.57

     1/1/2006             3/31/2006                32.20                    28.39                   30.56
     4/1/2006             6/30/2006                36.96                    28.55                   32.36
     7/1/2006             9/29/2006                34.00                    26.60                   28.04
    10/1/2006             12/29/2006               31.33                    26.39                   30.01

     1/1/2007              1/9/2007                30.06                    28.48                   28.52

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                             Caterpillar Inc. (CAT)
                                (Jan-97 - Jan-07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start           Period-End          Pricing of the           Pricing of the           the Underlying
       Date                  Date             Underlying Stock         Underlying Stock              Stock
       ----                  ----             ----------------         ----------------              -----
     1/1/2003             3/31/2003                26.65                    20.62                   24.60
     4/1/2003             6/30/2003                29.13                    24.49                   27.83
     7/1/2003             9/30/2003                36.99                    26.55                   34.42
    10/1/2003             12/31/2003               42.48                    34.45                   41.51

     1/1/2004             3/31/2004                42.85                    36.26                   39.54
     4/1/2004             6/30/2004                42.38                    36.01                   39.72
     7/1/2004             9/30/2004                40.65                    34.25                   40.23
    10/1/2004             12/31/2004               49.36                    38.38                   48.76

     1/1/2005             3/31/2005                49.98                    43.20                   45.72
     4/1/2005             6/30/2005                51.49                    41.31                   47.66
     7/1/2005             9/30/2005                59.88                    47.43                   58.75
    10/1/2005             12/30/2005               59.84                    48.25                   57.77

     1/1/2006             3/31/2006                77.21                    57.05                   71.81
     4/1/2006             6/30/2006                82.03                    64.41                   74.48
     7/1/2006             9/29/2006                75.43                    62.09                   65.80
    10/1/2006             12/29/2006               70.92                    58.82                   61.33

     1/1/2007              1/9/2007                62.31                    60.22                   60.62

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about January 31, 2007, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated January 5, 2007.



Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated January 5, 2007 and product prospectus supplement dated January 11, 2007 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

          No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this preliminary pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This preliminary pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this preliminary pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this preliminary pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                      $[o]




                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                 Reverse Convertible Notes due January 31, 2008

          Linked to the Common Stock of a Single Reference Stock Issuer



                                January 11, 2007